Exhibit 99.2

GOLD ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2021

(Expressed in thousands of United States Dollars unless otherwise stated)

February 14, 2022

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

General

This management’s discussion and analysis (“MD&A”) of financial condition and results of the operations of Gold Royalty Corp., for the three months ended December 31, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended December 31, 2021, and its Annual Report on Form 20-F (the “Annual Report”), including the Company’s audited consolidated financial statements and the notes thereto for the year ended September 30, 2021, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company’s unaudited condensed interim consolidated financial statements for the three months ended December 31, 2021, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of February 14, 2022.

Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. Reference in this MD&A to the “Company”, “Gold Royalty” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	the Company’s plans and objectives, including its acquisition and growth strategy;
●	the proposed offer (the “Elemental Offer”) to acquire all of the common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”);
●	the Company’s future financial and operational performance, including expectations regarding royalty revenues and other income;
●	royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;
●	expectations regarding the royalty and other interests of the Company;
●	the plans of the operators of properties where the Company owns royalty interests;
●	estimates of Mineral Reserves and Mineral Resources on the projects in which the Company has royalty interests;
●	estimates regarding future revenue, expenses and needs for additional financing;
●	adequacy of capital and financing needs; and
●	expectations regarding the impacts of COVID-19 on the operators of the properties underlying the Company’s interests.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

●	the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate, including that such operators will meet their disclosed production targets and expectations;
●	the ability to satisfy the conditions to the Elemental Offer;
●	current gold, base metal and other commodity prices will be sustained, or will improve;
●	the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
●	any additional financing required by the Company will be available on reasonable terms; and
●	operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

●	dependence on third-party operators;
●	a substantial majority of the Company’s current royalty interests are exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;
●	volatility in gold and other commodity prices;
●	the Company has limited or no access to data or the operations underlying its interests;
●	a significant portion of the Company’s revenues is derived from a small number of operating properties;
●	the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;
●	the conditions to the Elemental Offer may not be satisfied or the Company may fail to realize the expected benefits of such proposed acquisition;
●	the Company may enter into acquisitions and other material transactions at any time;
●	the Company’s future growth is to a large extent dependent on its acquisition strategy;
●	as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
●	certain of the Company’s royalty interests are subject to buy-back or other rights of third-parties;
●	risks related to epidemics, pandemics or other public health crises, including COVID-19, and the potential impact thereof on the Company and the operators of the properties underlying its interests;
●	risks related to Mineral Reserve estimates and Mineral Resource estimates completed by third-party owners and operators on the projects underlying the Company’s interests, including that such estimates may be subject to significant revision;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	potential conflicts of interests;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	the availability of any necessary financing in the future on acceptable terms or at all;
●	litigation risks;
●	the Company holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value; and
●	the other factors discussed under “Item 3. Key Information – D. Risk Factors” in the Company’s Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedar.com and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see “Item 3. Key Information – D. Risk Factors” in the Annual Report for further information regarding key risks faced by the Company.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

Technical Information

Except where otherwise stated, the disclosure herein relating to the properties underlying the Company’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

The scientific and technical information contained in this document relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under National Instrument 43-101 – Standards for Disclosure of Mineral Projects and a member of Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia.

Business Overview

Gold Royalty is a precious metals-focused royalty company offering creative financing solutions to the metals and mining industry. The Company’s diversified portfolio includes 191 royalties across producing, developing, advanced-exploration and early-exploration staged properties.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada. The Company’s common share and its common share purchase warrant are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

Business Strategy

The Company’s mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors. The Company generally does not conduct development or mining operations on the properties in which it holds interests and it is not required to contribute capital costs for these properties. The Company may conduct non-material exploration related activities to advance its royalty generator projects.

In addition, the Company seeks to acquire and manage additional royalties, streams and other interests on gold and other precious metals projects. In the ordinary course of business, the Company engages in a continual review of opportunities to acquire royalty, stream or similar interests, to establish new interests on mining projects, to create new royalty, stream or similar interests through the financing of mine development or exploration, or to acquire companies that hold such interests. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review, including, for example, the engagement of consultants and advisors to analyze particular opportunities, the Company’s analysis of technical, financial, legal and other confidential information of particular opportunities, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes.

The Company’s “royalty generator model” is complemented by the acquisition of Ely Gold Royalties Inc. (“Ely”), Golden Valley Mines and Royalties Ltd. (“Golden Valley”) and Abitibi Royalties Inc. (“Abitibi”) and the addition of certain of their personnel to our team. As part of this model, these acquired subsidiaries hold, and may, from time to time, acquire through prospecting and staking or otherwise additional mineral properties, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest. Currently, the Company directly and indirectly holds 191 royalty interests, including royalty interests on 6 producing projects, 21 developing projects, 30 advanced-exploration projects and 134 early-exploration projects as part of this royalty generator model. The Company believes the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

Highlights – First Quarter of 2022

The following is a description of developments in respect of the business of the Company during the three months ending December 31, 2021.

Acquisition of Golden Valley and Abitibi

On September 6, 2021, the Company entered into definitive agreements with each of Golden Valley and Abitibi, pursuant to which the Company would acquire all of the outstanding common shares of Golden Valley and Abitibi by way of statutory plans of arrangements (collectively, the “Golden Valley and Abitibi Arrangements”).

The Golden Valley and Abitibi Arrangements became effective on November 5, 2021. Pursuant to the terms thereof, the Company acquired all the issued and outstanding Golden Valley and Abitibi common shares, as follows:

●	GRC issued 2.1417 GRC common shares (“GRC Shares”) to Golden Valley shareholders for each Golden Valley common share; and
●	GRC issued 4.6119 GRC Shares to Abitibi shareholders for each Abitibi common share.

The total consideration paid by the Company to holders of Golden Valley and Abitibi shares on closing consisted of an aggregate of 61,104,200 GRC Shares. Additionally, pursuant to the plan of arrangement with Golden Valley, each of Golden Valley’s 1,166,389 share purchase options that were outstanding immediately prior to the effective time were exchanged for options to purchase 2,498,045 GRC Shares.

Based on the share price of the GRC Shares, and the estimated fair value of GRC share options issued in exchange for Golden Valley options, the total consideration for the acquisition was approximately $306 million. The Company began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi from November 5, 2021. We expect this acquisition to materially affect the Company’s future operating results.

The royalties indirectly acquired by the Company through this transaction, including, among other things:

●	Four royalties (1.5% net smelter return (“NSR”), 2% NSR, 3% NSR, 15% NPI) on portions of the Canadian Malartic Property; and
●	A royalty (2.5% to 4.0% NSR) on Cheechoo, proximate to Newmont Corporation’s Éléonore Mine in Québec.

See “Selected Asset Updates” for information regarding recent developments respecting the selected projects in which the Company holds royalty interests.

Offer to Acquire Elemental Royalties

On December 20, 2021, the Company announced its intention to offer to acquire all of the Elemental Shares. On January 11, 2022, the Company formally commenced its Offer to acquire all of the outstanding Elemental Shares, together with the associated rights (the “SRP Rights”) under Elemental’s shareholder rights plan dated December 30, 2021. Under the terms of the Offer, Elemental shareholders have been offered 0.27 common shares of the Company in exchange for each Elemental Share, together with the associated SRP Right.

The Offer is subject to certain conditions, including, among other things: (i) there having been validly deposited pursuant to the Offer and not withdrawn at or prior to the expiry time that number of Elemental Shares, together with the associated SRP Rights, which constitutes more than 50% of the Elemental Shares outstanding, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by Gold Royalty or by any persons acting jointly or in concert with the Company, if any. This condition cannot be waived by Gold Royalty; (ii) there having been validly deposited under the Company and not withdrawn at or prior to the expiry time such number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by Gold Royalty and its affiliates, represents not less than 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis; (iii) Gold Royalty having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a material adverse effect; and (iv) certain regulatory approvals having been obtained and/or waiting periods expired.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

After giving effect to the Offer, assuming the exercise of all outstanding share options of Elemental and vested performance share units are exchanged into Elemental Shares, the Company will have, on a pro forma basis, (i) approximately $11.5 million in cash and cash equivalents, $819.0 million in total assets, and $194.1 million in total liabilities as at September 30, 2021; and (ii) approximately $9.3 million in revenue and $44.3 million in net loss for the year ended September 30, 2021.

Further information regarding the Offer, including the conditions thereto, is set forth in the Company’s Offer and Circular dated January 11, 2022 and related offer documents, copies of which are available under Elemental’s profile on SEDAR at www.sedar.com.

Option Agreement on Eldorado Project

On January 14, 2022, Nevada Select Royalty, Inc., a wholly-owned subsidiary of the Company, granted an option to a third party to purchase 100% of its right, title, and interest in its Eldorado Project for a 3.0% NSR and $2 million cash payments, of which $0.08 million has been received. The balance of the cash payments is due as follows:

●	$0.12 million on or before January 14, 2023;
●	$0.4 million on or before January 14, 2024 and January 14, 2025 and;
●	$0.5 million on or before January 14, 2026 and January 14, 2027.

The option will be in effect during the term of the agreement from the grant date and including the first to occur of the exercise of the option; the termination of the option agreement; or 5 years from January 14, 2022.

Inaugural Quarterly Cash Dividend Program

On January 18, 2022, the Company announced that its board of directors approved the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of US$0.01 per common share. The dividend will be paid on March 31, 2022, to shareholders of record as of the close of business on March 15, 2022.

The dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of the board of directors of the Company based on relevant factors, including, among others, the Company’s financial condition and capital allocation plans.

Secured Revolving Credit Facility Of Up To $25 Million

On January 24, 2022, the Company announced that it entered into a definitive credit agreement with the Bank of Montreal providing for a $10 million secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional $15 million of availability (the “Accordion”). The Facility, secured against certain assets of the Company is available for general corporate purposes, acquisitions and investments subject to certain limitations. Amounts drawn on the Facility will bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable, and the undrawn portion will be subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR Rate shall mean on any day the Term SOFR Reference Rate published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments. The Facility matures on March 31, 2023. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants. As of the date hereof, the Company has drawn $3 million under the Facility.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

COVID-19 Pandemic and Current Economic Environment

The Company continues to closely monitor the ongoing COVID-19 pandemic. While governments have implemented vaccination programs, the COVID-19 pandemic continues to result in widespread global infections and fatalities, market volatility and impacts to global economic activity. From time to time, numerous governments have implemented measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. Despite reductions in such measures and the current vaccination programs being instituted by many governments, there remains significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on the operations of the projects underlying the Company’s interests, on the Company’s employees and on global financial markets.

The Company cannot currently predict whether the recent emergence of new strains or continued infections or fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects which could have a material adverse impact on the Company’s results of operations and financial condition. In addition, the ongoing COVID-19 pandemic and related mobility, travel and other restrictions are expected to continue to impact the Company’s ability to complete site-visits and diligence of potential royalty acquisition opportunities.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of certain of the Company’s key royalties. Such information is generally from the date of the Company’s acquisition of its royalty or similar interest. Please see Item 4 of the Company’s Annual Report for additional information regarding the Company’s material properties and descriptions of the royalties on such properties and its other key royalty interests.

Canadian Malartic Property

The Company holds four royalties on the Canadian Malartic Property including a 3.0% NSR royalty on portions of the Canadian Malartic mine. The royalty does not apply to the entire mine property, and only a portion of the open pit areas where a majority of production to date has occurred. However, the royalty does apply to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Mine Property.

The Company also holds 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% can be bought back for $1 million) and a 15% NPI on the Radium Property.

On January 13, 2022, Yamana Gold Inc. (“Yamana”) reported 177,866 ounces of produced gold (100% basis) during the quarter ended December 31, 2021. Canadian Malartic benefited from higher grades and recoveries from the Malartic open pit as the operation continues to transition over to the Barnat open pit. Full year production was 714,784 ounces of gold, which exceeded the guidance of 700,000 ounces for its year ended December 31, 2021.

Jerritt Canyon Mine

The Company holds an 0.5% NSR royalty over the Jerritt Canyon Mine. The Company holds an additional per tonne royalty (“PTR”) interest on the Jerritt Canyon processing facility.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

On January 18, 2022, First Majestic Silver Corp. (“First Majestic”) issued a press release, which included, among other things, the following results and updates for its Jerritt Canyon Mine for the quarter ended December 31, 2021:

●	Produced 23,795 ounces of gold, representing a 10% decrease compared to the prior quarter. The decrease was primarily due to harsh winter weather in December 2021 which significantly reduced production for two weeks. The mill processed a total of 256,374 tonnes of ore with an average gold grade and recovery of 3.41 g/t and 84%, respectively. Increased ore development rates and processing of lower ore grade from surface material continued during the quarter which resulted in higher tonnage with lower average grades processed in the plant.

●	During the quarter, the tailings lift at TSF2 and the underground connection drift between the SSX and Smith mines were both completed on-time and under budget.

●	On the exploration front, a total of nine drill rigs, consisting of four surface rigs and five underground rigs, were active at Jerritt Canyon at the end of the quarter.

●	First Majestic provided 2022 production guidance for Jerritt Canyon as follows: 116 - 129 koz of gold; cash cost of $1,259 - $1,334 per ounce of gold; all-in sustaining costs (AISC) of $1,503 - $1,607 per ounce of gold. The 2022 underground capital expenditures include 4,950 meters of development and 135,100 meter of exploration drilling (mixture of both underground and surface; including infill, step-out and exploratory holes) for Jerritt Canyon.

On January 7, 2022, a subsidiary of Gold Royalty received notice from the operator of the Jerritt Canyon Mine purporting to terminate the license agreement underlying its sliding-scale PTR interest relating to the mine and also communicating that it does not intend to make further payments under the PTR interest. Based on consultations with its advisors, Gold Royalty does not believe, and has notified the operator, that the operator’s purported termination is invalid and that Gold Royalty intends to take necessary actions to protect and enforce its rights in such regard. The PTR interest is not considered to be material to the Company, having generated royalties of approximately $0.09 million in the three months ended December 31, 2021. Gold Royalty’s 0.5% NSR interest in the Jerritt Canyon Mine, which generates the substantial portion of its current and expected revenues from the Jerritt Canyon Mine, is not the subject of the foregoing notice.

Fenelon Gold Property

The Company holds a 2.0% NSR royalty over the Fenelon Gold Property. During the three months ended December 31, 2021 and subsequent thereto, Wallbridge Mining Company Limited (“Wallbridge”), the operator of the property has made the following announcements regarding the property:

On December 23, 2021, Wallbridge announced the filing of a National Instrument 43-101 Technical Report for its maiden Mineral Resource Estimate for the Fenelon Gold Property.

On January 10, 2022, Wallbridge disclosed its plans for an extensive exploration program for 2022 amounting to C$70 million at the Fenelon Property. For the Fenelon deposit, 35,000 meter of resource drilling within the open pit shell defined in 2021 is expected by Wallbridge to cost C$11.5 million. Further resource expansion and exploration drilling for the Fenelon deposit is estimated by Wallbridge at C$26.5 million, which is comprised of 80,000 meters of drilling. Wallbridge disclosed that the Fenelon deposit remains open laterally in most directions, and at depth below the current extent of drilling at approximately 1,000 meters.

On January 12, 2022, Wallbridge announced further results from its 2020 exploration program on the Fenelon Gold Property, including that: (i)in-fill drilling has intersected new, near-surface mineralization within the 2021 mineral resource estimate open pit shell; and (ii) deeper drilling has also been successful in extending the Eastern Shoot of the Tabasco/Cayenne Zones.

REN Project

The Company holds a 1.5% NSR royalty and 3.5% NPI royalty over the REN Project.

In its presentation relating to its results for the quarter ended September 30, 2021, Barrick Gold Corporation confirmed that a maiden resource estimate for the REN Project remained on track for the year ended December 31, 2021.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

Other Projects

In addition, in calendar year 2022, the following potential additional near-term catalyst events have been announced by operators of projects underlying some of our key royalties:

●	Fortitude Gold Corp. (“Fortitude”) disclosed in its news release dated January 18, 2022, its December 31, 2021 year end record production of 46,459 gold ounces from the Isabella Pearl Mine, which exceeded both the original 2021 guidance of 40,000 gold ounces and the subsequent reforecast in July of 45,000 gold ounces. During the year, mining operations encountered several high-grade pockets of gold mineralization in the Pearl Zone, with some exceeding 100 grams per tonne of gold. Fortitude has set 2022 guidance from the Isabella Pearl Mine to range between 36,000 to 40,000 gold ounces. The Company holds a 0.375% gross revenue royalty over the Isabella Pearl Mine in Nevada.

●	Gold Standard Ventures Corp. (“GSV”) disclosed in its news release dated January 18, 2022, that it is continuing to advance the South Railroad Project, part of its Railroad-Pinion Project, towards a production decision through a feasibility study. Based on its press release dated November 10, 2021, GSV anticipates the feasibility study to be completed in the first calendar quarter of 2022. The Company holds a 0.44% NSR royalty over portions of the Railroad-Pinion Project in Nevada.

●	Calibre Mining Corp. (“Calibre”) announced on January 12, 2022 in a news release, that its acquisition of Fiore Gold Ltd. was successfully completed. Calibre subsequently disclosed on January 18, 2022 results from nine drillholes of an exploration drill program at the Gold Rock Project. The Company holds a 0.5% NSR royalty over the Gold Rock Project in Nevada.

●	In its press release dated February 3, 2022, Monarch Mining Corporation (“Monarch”) reiterated its expectations to restart operations at the Beaufor Project by June 2022. In its January 20, 2022 news release, Monarch disclosed final drill results from its 2021 surface drill program, which included positive results for potentially mineable stopes near surface in the area of the W and 350 zones. Exploration and development drilling is continuing on the property with five underground drills. The Company holds a 1.0% NSR royalty and a C$2.50 per tonne royalty over the Beaufor Project in Québec.

Further information regarding the foregoing projects and operator disclosures can be found in the applicable disclosures of the operators referenced herein.

Overall Performance

For the three months ended December 31, 2021, the Company generated revenue of $0.5 million from the portfolio of royalties that it acquired in August 2021 and November 2021 through the acquisitions of Ely, Golden Valley and Abitibi.

Based on the production guidance published to date by the operators of the producing properties underlying the Company’s existing royalties and a forecasted gold price ranging from $1,700 per ounce to $2,000 per ounce, the Company currently expects royalty revenue for the fiscal year ending September 30, 2022 to be between $3.0 million and $3.5 million. In addition, the Company currently expects approximately $2.7 million income from option and property lease payments based on the contractual terms of its existing interests.

During the three months ended December 31, 2021, the Company incurred a net loss of $6.8 million, compared to $0.5 million for the same period of 2020. The increase in net loss was primarily the result of increased corporate activity after the Company’s initial public offering (“IPO”) in March 2021 and included one-time transaction-specific expenses relating to the Company’s acquisitions of Golden Valley and Abitibi completed during the current period. The net loss for the three months ended December 31, 2021 included multiple one-time, non-recurring specific to the acquisitions of Ely, Golden Valley and Abitibi and the Elemental Offer of approximately $4.1 million.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

As at December 31, 2021, the Company had working capital, being current assets less current liabilities, of $34.6 million.

See “Highlights – First Quarter 2022” and “Selected Asset Updates” for further information regarding the Company’s activities.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the gold markets, as well as general financial market conditions, and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying the Company’s interests, as discussed elsewhere in this MD&A.

Discussion of Operations

During the three months ended December 31, 2021, the Company had total revenues of $0.5 million, compared to $nil in the same period of 2020. The increase primarily consist of revenues relating to royalties acquired in August 2021 and November 2021 as a result of the Company’s acquisitions of Ely Gold, Golden Valley and Abitibi.

During the three months ended December 31, 2021, the Company incurred consulting fees of $3.2 million, of which $3.0 million consisted of one-time, non-recurring amounts related to corporate development and advisory services in connection with the Company’s acquisitions during the period. No such consulting fees were incurred by the Company in the three months ending December 31, 2020.

During the three months ended December 31, 2021, the Company incurred management and directors’ fees of $0.2 million, compared to $0.03 million in the three months ended December 31, 2020. Management and directors’ fees primarily consisted of salaries paid or payable to members of senior management and fees paid to the directors of the Company. The Company’s Chief Executive Officer and directors did not receive salary or directors’ fees before the completion of the Company’s IPO in March 2021.

During the three months ended December 31, 2021, the Company incurred general and administrative costs of $1.4 million, compared to $0.03 million in the three months ended December 31, 2020. The major components of the general and administrative costs for the three months ended December 31, 2021 included insurance expense of $0.6 million, investor communications and marketing expenses of $0.3 million incurred in connection with the Company’s awareness programs, transfer agent and regulatory fees of $0.1 million, office and technology expenses of $0.2 million and salaries, wages and benefits of $0.2 million. The increase in general and administrative costs was primarily the result of increased post-IPO activities, the commencement of the royalty generator business and the consolidation of administrative expenses incurred by Ely, Golden Valley and Abitibi after their respective acquisitions.

During the three months ended December 31, 2021, the Company incurred professional fees of $1.8 million, compared to $0.3 million in the three months ended December 31, 2020. Professional fees primarily consisted of transaction-related expenses for completed transactions (including the Company’s acquisition of Golden Valley and Abitibi) and those in process or under evaluation, audit and quarterly review fees, and legal fees for general corporate and securities matters. Excluding one-time, non-recurring costs related to the to the acquisitions of Ely, Golden Valley and Abitibi and the Elemental Offer, total professional fees totaled $0.8 million during the three months ended December 31, 2021.

During the three months ended December 31, 2021 and 2020, the Company recognized share-based compensation expense of $0.9 million and $0.08 million, respectively. For the three months ended December 31, 2021, $0.2 million was related to the vesting of performance based restricted shares awarded in 2020 during the quarter, and $0.4 million represented the fair value of share options issued by the Company to management, directors, employees and consultants of the Company. A further $0.3 million represented the fair value of shares issued by the Company to contractors for marketing services.

9

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

During the three months ended December 31, 2021, the Company recognized a change in the fair value of short-term investments of $0.5 million from the increase in the fair value of marketable securities held by it. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

The net loss for the three months ended December 31, 2021 and 2020 was $6.8 million and $0.5 million, respectively. The net loss for the three months ended December 31, 2021 included multiple one-time, non-recurring costs related to the acquisitions of Ely, Golden Valley and Abitibi and the Elemental Offer of approximately $4.1 million.

The following table provides a breakdown of the Company’s expenses for the three months ended December 31, 2021, including recurring expenses and those non-recurring expenses related to specific acquisitions:

	Recurring expenses	Non-recurring expenses	Total
(in thousands of dollars)	($)	($)	($)
Consulting fees	242	3,000	3,242
Depreciation	9	-	9
Management and directors’ fees	217	-	217
Salaries, wages and benefits	214	-	214
Investor communications and marketing expenses	339	-	339
Office and technology expenses	215	-	215
Transfer agent and regulatory fees	82	-	82
Insurance expenses	578	-	578
Professional fees	758	1,058	1,816
Share-based compensation	901	-	901
	3,555	4,058	7,613

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated:

(in thousands of dollars, except	Revenues	Net loss	Net loss per share, basic and diluted	Dividends
figures for amounts per share)	($)	($)	($)	($)
From incorporation June 23, 2020 to June 30, 2020	-	(4)	(3,794)	-
September 30, 2020	-	(137)	(136,837)	-
December 31, 2020	-	(500)	(0.04)	-
March 31, 2021	-	(2,256)	(0.08)	-
June 30, 2021	-	(3,035)	(0.07)	-
September 30, 2021	192	(9,216)	(0.17)	-
December 31, 2021	533	(6,841)	(0.06)	-

Changes in net loss from quarter to quarter for the period from incorporation to date have been affected primarily by increased corporate activity in 2021 relating to the Company’s IPO and thereafter professional and consulting fees incurred in connection with the acquisition of Ely, the business combinations with Golden Valley and Abitibi, and professional fees incurred in connection with corporate activities conducted during the respective periods. The increase in net loss in the three months ended December 31, 2021, compared to the three months ended December 31, 2020, is primarily attributed to insurance expense, transaction costs incurred for the business combinations with Golden Valley and Abitibi and marketing expense in connection with the Company’s awareness programs.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

Liquidity and Capital Resources

	As at December 31,	As at September 30,
	2021	2021
(in thousands of dollars)	($)	($)
Cash and cash equivalents	13,826	9,905
Working capital (deficit)	34,603	6,380
Total assets	677,364	279,499
Total current liabilities	9,718	6,921
Accounts payable and accrued liabilities	9,682	6,885
Total non-current liabilities	141,450	47,260
Shareholders’ equity (deficit)	526,196	225,318

As at December 31, 2021, the Company had cash and cash equivalents of $13.8 million compared to $9.9 million at September 30, 2021, royalties with a carrying value of $622.3 million which were acquired through issuances of the Company’s common shares and cash, and accounts payable and accrued liabilities of $9.7 million compared to $6.9 million at September 30, 2021. The increase in accounts payable and accrued liabilities of $2.8 million was primarily attributed to the accrued consulting and professional fees in connection with the business combination with Golden Valley and Abitibi and unpaid legal fees for general corporate matters. As at December 31, 2021, the Company had working capital of $34.6 million as compared to $6.4 million as at September 30, 2021.

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal, providing for a $10 million Facility, that includes a $15 million Accordion for additional availability.

The Company earned revenue of $0.5 million from its royalties in the three months ended December 31, 2021. The principal sources of financing to date have been the prior issuance of shares, by way of private placement, and the IPO. The Company also acquired cash and marketable securities of approximately $35.6 million and incurred consulting fees payable to financial advisors of approximately $3 million in connection with completed transactions in the current period. The Company believes that it has sufficient cash and cash equivalents to meet its obligations and to finance its planned activities over the next 12 months. Over the long term, the Company expects to meet its obligations and finance its growth plan through revenue generating from its royalty interests, issuance of securities pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

See “Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Cash Flows and Capital Resources

Operating Activities

Net cash used in operating activities during the three months ended December 31, 2021 was $8.1 million, which reflected a net loss of $6.8 million offset by non-cash items including the Company’s share-based compensation of $0.9 million. Non-cash working capital changes includes a decrease in prepaids and other receivables of $0.6 million and accounts payable and accrued liabilities of $2.8 million. Significant operating expenditures during the period included consulting fees, management salaries and directors’ fees, general and administrative costs and professional fees.

Investing Activities

In the three months ended December 31, 2021, the Company made investment in exploration and evaluation assets of $0.3 million and acquired cash and restricted cash for a total amount of $12 million from the business combination with Golden Valley and Abitibi. The Company also received cash proceeds from option agreements of approximately $0.5 million.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

Financing Activities

During the three months ended December 31, 2021, net cash provided by financing activities was $0.3 million which primarily represented proceeds from the exercise of warrants to purchase common shares of Ely (an “Ely Warrant”) that were outstanding immediately prior to the closing of the acquisition of Ely. Each Ely Warrant represents the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. During the three months ended December 31, 2020, the Company received proceeds from a private placement of 1,325,000 GRC Shares at $2.15 per share for gross proceeds of $2.9 million.

Contractual Obligations

The following table summarizes the Company’s contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
(in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Acquisition of royalty (1)	$2,967	$2,967	-	-	-
Lease obligation	$36	$36	-	-	-
Long-term loan	$46	-	$46	-	-
Total	$3,049	$3,003	$46	-	-

Notes:

(1) Represents purchase consideration of C$3.75 million payable to Monarch Mining Corporation upon the 6-month anniversary of closing on August 5, 2021. Full payment was made by the Company on February 2, 2022.

Off-Balance Sheet Arrangements

At December 31, 2021, the Company did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

During the three months ended December 31, 2021 and 2020, the Company incurred $249,005 and $23,312 in general and administrative expenses for website design, hosting and maintenance service provided by Blender Media Inc. (“Blender”), a vendor that is controlled by a family member of Amir Adnani, a director of the Company. During the three months ended December 31, 2021, the Company issued 120,000 GRC Shares to Blender as compensation for digital marketing services. The Company has no further commitment or obligation for additional cash or share-based compensation under the contract. During the three months ended December 31, 2021, the Company recognized share-based compensation expense of $208,800 in respect of this contract.

Related party transactions are based on the amounts agreed to by the parties, and the digital marketing service agreement with Blender was approved by the Audit Committee of the Company. During the three months ended December 31, 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three months ended December 31, 2021, and 2020 are as follows:

	For the thee months ended	For the thee months ended
	December 31, 2021	December 31, 2020
(in thousands of dollars)	($)	($)
Management salaries	181	35
Directors’ fees	36	-
Share-based compensation	440	78
	657	113

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

●	The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and Resources are estimates by the operators of the projects underlying the Company’s royalty and similar interests of the amount of minerals that can be economically and legally extracted from the mining properties, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the Reserve or Resource estimates may impact the carrying value of the Company’s royalty interests.

●	The Company’s business is the acquisition of royalties and other mineral property interests. Royalties and other mineral property interests can have unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty interests generally require a high degree of judgement, and include estimates of Mineral Reserves and Mineral Resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●	The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator Reserve or Resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

13

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

●	The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

●	In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s royalties, on the operations of its partners, on its employees and on global financial markets.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation and derivative liabilities. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company’s other financial instruments, which include cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, equity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions. The Company’s maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents, restricted cash and accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at December 31, 2021 was $34.6 million compared to $6.4 million as at September 30, 2021. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

14

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2021

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts payable and accrued liabilities, and derivative liabilities are minimal.

Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at December 31, 2021, a 10% change in the market price of these investments would have an impact of approximately $1.8 million on net loss.

Outstanding Share Data

As at the date hereof, the Company has 133,927,501 common shares, 10,350,000 common share purchase warrants, 160,542 restricted share units and 5,919,112 share options outstanding. In addition, there are 15,212,940 Ely Warrants outstanding as at the date hereof, representing the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. Accordingly, the Ely Warrants are exercisable into 3,727,170 GRC Shares.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com and www.sec.gov.

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